November 20, 2024

Dirkson Charles
Chief Executive Officer
Loar Holdings Inc.
20 New King Street
White Plains, New York 10604

       Re: Loar Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted November 18, 2024
           CIK No. 0002000178
Dear Dirkson Charles:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing